UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


10015828

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
BRL150,000,000 9.25 % Notes due 10 September 2012 (the "Notes")
(to be consolidated and form a single series with the Bank's BRL150,000,000 9.25 % Notes due 10 September 2012 issued on 10 February 2010, the Bank's BRL100,000,000 9.25 % Notes due 10 September 2012 issued on 3 March 2010, the Bank's BRL100,000,000 9.25 % Notes due 10 September 2012 issued on 30 March 2010, the Bank's BRL50,000,000 9.25 % Notes due 10 September 2012 issued on 16 April 2010 and the Bank's BRL250,000,000 9.25 % Notes due 10 September 2012 issued on 28 April 2010)
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated May 10, 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("BRL") 150,000,000 9.25% Notes due 10 September 2012 (to be consolidated and form a single series with the Bank's BRL 150,000,000 9.25 % Notes due 10 September 2012 issued on 10 February 2010, the Bank's BRL 100,000,000 9.25 % Notes due 10 September 2012 issued on 3 March 2010, the Bank's BRL 100,000,000 9.25 % Notes due 10 September 2012 issued on 30 March 2010, the Bank's BRL 50,000,000 9.25 % Notes due 10 September 2012 issued on 16 April 2010 and the Bank's BRL 250,000,000 9.25 % Notes due 10 September 2012 issued on 28 April 2010) (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 11, 2009 and a Registration Document dated August 11, 2009, as supplemented by a Securities Note dated May 10, 2010 (which includes a Pricing Supplement dated May 10, 2010) and a Summary Note dated May 10, 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated May 10, 2010 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated August 11, 2009, J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.6875%[1]	1.3750%	98.3125%
Total	BRL 149,531,250[1]	BRL 2,062,500	BRL 147,468,750[1]

[1] Plus accrued interest on the principal amount of the Notes from and including 10 February 2010 to but excluding 10 May 2010, in the amount of BRL 3,459,300, such that aggregate net proceeds to the Bank will be BRL 150,928,050 disbursed in U.S. dollars (USD 85,754,573.86).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers incurred in connection with the filing of this report with the U.S. Securities and Exchange Commission and those related to the agent and paying agents for the Notes, as well as other expenses in connection with the issuance, authentication, packaging and delivery of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 11, 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 11, 2009.*

(c) (i) The Programme Agreement dated August 11, 2009.*
(ii) The Purchaser's Confirmation dated May 10, 2010.
(iii) The Agency Agreement dated August 11, 2009.*

(d) (i) The Base Prospectus dated August 11, 2009.*
(ii) The Registration Document dated August 11, 2009.*
(iii) The Securities Note dated May 10, 2010.
(iv) The Summary Note dated May 10, 2010.
(v) The Pricing Supplement dated May 10, 2010.

---

* Previously filed with the Securities and Exchange Commission on November 25, 2009.

J.P.Morgan

10 May 2010

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010)
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 2000 • Fax: +44 (0)20 7325 8240/8270

J.P.Morgan

The selling commission in respect of the Notes will be 1.1875 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.1875 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are BRL150,928,050 (payable in USD in the amount of USD85,754,573.86) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.

By: ....

Authorised signatory

Securities Note



European Bank for Reconstruction and Development

BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010)

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 10 May 2010 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and any Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public as defined in section 102B of the FSMA, the Issuer may be responsible to the Investor for the Prospectus under section 90 of the FSMA, only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Prospectus for the purposes of section 90 of the FSMA in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Prospectus and/or who is responsible for its contents it should take legal advice.

Certain information relating to the terms of an offer by an Offeror to an Investor may not be available at the time of publication of this Securities Note. The Investor must look to the Offeror at the time of such offer for the provision of such information and it is the responsibility of the Offeror to ensure that information relating to the offer that has been omitted from this Securities Note is provided to the Investor at the time such offer is made.

Dealer

J.P. Morgan

10 May 2010

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the third paragraph on the first page of this Securities Note.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Dealer (as defined below)) in connection with the offer or sale of the Notes and, accordingly, this Securities Note, the Registration Document and the Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Application will be made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or J.P. Morgan Securities Ltd. (the "Dealer"). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealer expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Dealer does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Dealer that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealer to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealer to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "BRL" are to Brazilian real and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated

with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with Brazil and the Brazilian economy

There are a number of risks associated with Brazil and the Brazilian economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

Brazil's currency has been characterised historically by high degrees of volatility. Despite the appreciation of the real against the U.S. dollar in 2006, 2007 and 2009, the Brazilian currency has historically suffered frequent devaluations. Although over the longer term, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. The relationship of Brazil's currency to the value of the U.S. dollar, the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation may adversely affect the Notes.

The real may not maintain its current value or the Brazilian Federal Government may re-implement a trading band policy or other type of currency exchange control mechanism. Any governmental interference with the exchange rate, or the implementation of exchange control mechanisms, could lead to a depreciation of the real, which could make the Notes more expensive and negatively affect their market value. Recent changes made to tax regulations in Brazil by the Brazilian Federal Government may also have an adverse effect on the real.

The Brazilian economy has been subject to a number of developments, disruptions or conditions that have significantly affected the availability of credit. External factors, including the Asian and Russian economic crises of 1997 and 1998, respectively, the Argentine economic crisis of 2001 and the terrorist attacks in New York and Washington D.C. in September 2001, and internal factors, such as the Brazilian economic crisis of 1999 and elections of 2002, have from time to time resulted in significant outflows of funds and reductions in the amount of foreign currency being invested in Brazil, notwithstanding significant increases in interest rates designed to stem capital outflow. In addition, to control inflation, the Brazilian Federal Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit.

Brazil has historically experienced extremely high rates of inflation. Inflation itself and governmental measures adopted to combat inflation have in the past had significant negative effects on the Brazilian economy. There can be no assurance that the target levels of inflation for 2010 will be attained and that inflation can be contained within these targeted levels. It is uncertain whether future actions of the Brazilian Federal Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate than predicted.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and

restrictions applicable to it. None of the Issuer, the Dealer or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory, accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Dealer, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Dealer or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on

the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Dealer or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the USD/BRL foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the USD/BRL foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

JPMorgan Chase Bank, N.A. may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitation, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting BRL into USD upon the occurrence of a Price Source Disruption Event. JPMorgan Chase Bank, N.A. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Dealer may, but is not obligated to, make a market in the Notes. The Dealer may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Brazilian real, the trading value of the Notes may be adversely affected. Interest rates may also affect the economy of Brazil, and, in turn, the exchange rates and therefore the value of the USD/BRL foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2009 relating to the €20,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and to form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

10 May 2010

European Bank for Reconstruction and Development
BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL150,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	12 May 2010
5	Issue Price:	99.6875 per cent. plus 91 days' accrued interest on the Nominal Amount from and including 10 February 2010 to but excluding the Issue Date
6	Maturity Date:	10 September 2012
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes

			due 10 September 2012 issued on 30 March 2010 on the Issue Date, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		BRL5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		10 February 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.25 per cent. per annum. For the avoidance of doubt, BRL 462.50 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, other than on the first Fixed Interest Date on 10 September 2010, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	10 September in each year commencing 10 September 2010 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	BRL 268.63 per Specified Denomination, provided that the Initial Broken Amount shall be

			payable in USD, as further described in Annex A.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Federative Republic of Brazil The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048397549
	ISIN Code:	XS0483975495
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified	Not Applicable

	Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 12 May 2010 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 12 May 2010 or as soon as practicable thereafter.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be BRL150,928,050 but payable in USD in the amount of USD85,754,573.86) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	BRL150,928,050 (USD equivalent: USD85,754,573.86)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	9.416 per cent. per annum
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Initial Broken Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the first Rate Fixing Date:

BRL268.63 *divided* by the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL462.50 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, TARGET and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active

participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 - December 2009	2.4473	1.6989
January 2010 - April 2010	1.8950	1.7200

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL150,928,050 (including 91 days accrued interest) but payable in USD in the amount of USD85,754,573.86) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISER

To the Dealer

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes")

(to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010)

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 10 May 2010 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Dealer

J.P. Morgan

10 May 2010

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2009 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors..................................	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.
Arranger for the Programme	Merrill Lynch International
Dealer..	J.P. Morgan Securities Ltd.
Agent	Citibank, N.A.
Currency......................................	Brazilian real ("BRL"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity......................................	10 September 2012
Issue Price	The Issue Price of the Notes is 99.6875 per cent. plus 91 days accrued interest on the Nominal Amount from and including 10 February 2010 to but excluding the Issue Date
Fungible with existing Notes	The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September

	2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 on the Issue Date and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010.
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	9.25 per cent.
Interest Payment Date(s) or Interest Period(s)	10 September in each year commencing 10 September 2010
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes.......................	BRL5,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations

	is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.
Listing	Application will be made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc or as soon as practicable after the issue date.
Governing Law.....................................	English
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital	The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.
Business	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors	Kurt Bayer, Stefania Bazzoni, Thomas Hackett, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Ib Katznelson, Jari Koskinen, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Jan Willem van den Wall Bake are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL150,928,050 (including 91 days accrued interest) but payable in USD in the amount of USD85,754,573.86) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2009. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with Brazil and the Brazilian economy in general, including but not limited to historic volatility of the Brazilian real, which may have effects upon the Notes, and in particular the USD/BRL exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors.

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Dealer nor JPMorgan Chase Bank N.A. acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the USD/BRL foreign exchange rate may go down as well as up.
If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.
If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Dealer
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

10 May 2010

European Bank for Reconstruction and Development
BRL150,000,000 9.25 per cent. Notes due 10 September 2012 (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL150,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	12 May 2010
5	Issue Price:	99.6875 per cent. plus 91 days' accrued interest on the Nominal Amount from and including 10 February 2010 to but excluding the Issue Date
6	Maturity Date:	10 September 2012
7	Fungible with existing Notes:	Yes
		The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes

			due 10 September 2012 issued on 30 March 2010 on the Issue Date, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010 and the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		BRL5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		10 February 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.25 per cent. per annum. For the avoidance of doubt, BRL 462.50 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, other than on the first Fixed Interest Date on 10 September 2010, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	10 September in each year commencing 10 September 2010 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	BRL 268.63 per Specified Denomination, provided that the Initial Broken Amount shall be

			payable in USD, as further described in Annex A.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Federative Republic of Brazil The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048397549
	ISIN Code:	XS0483975495
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified	Not Applicable

Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.

37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 12 May 2010 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 12 May 2010 or as soon as practicable thereafter.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be BRL150,928,050 but payable in USD in the amount of USD85,754,573.86) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	BRL150,928,050 (USD equivalent: USD85,754,573.86)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	9.416 per cent. per annum
	As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

9 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 **TERMS AND CONDITIONS OF THE OFFER**

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Initial Broken Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the first Rate Fixing Date:

BRL268.63 *divided* by the Reference Rate and rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL462.50 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, TARGET and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active

participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 - December 2009	2.4473	1.6989
January 2010 - April 2010	1.8950	1.7200

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
NOK 1,000,000,000 4.00% Notes due 11 May 2017
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated May 7, 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Norwegian Krone ("NOK") 1,000,000,000 4.00% Notes due 11 May 2017 (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 11, 2009 and a Registration Document dated August 11, 2009, as supplemented by a Pricing Supplement dated May 7, 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated May 7, 2010 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated 11 August 2009, J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.683%	1.875%	98.808%
Total	NOK 1,006,830,000	NOK 18,750,000	NOK 988,080,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers incurred in connection with the filing of this report with the U.S. Securities and Exchange Commission and those related to the agent and paying agents for the Notes, as well as other expenses in connection with the issuance, authentication, packaging and delivery of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 11, 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 11, 2009.*

(c) (i) The Programme Agreement dated August 11, 2009.*
(ii) The Purchaser's Confirmation dated May 7, 2010.
(iii) The Agency Agreement dated August 11, 2009.*

(d) (i) The Base Prospectus dated August 11, 2009.*
(ii) The Pricing Supplement dated May 7, 2010.

---

* Previously filed with the Securities and Exchange Commission on November 25, 2009.

J.P.Morgan

7 May 2010

To: European Bank for Reconstruction and Development
Attention: Jessica Pulay

Dear Sirs,

European Bank for Reconstruction and Development
NOK 1,000,000,000 4.00 per cent. Notes due 11 May 2017 (the "Notes") issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 2000 • Fax: +44 (0)20 7325 8240/8270

J.P.Morgan

The selling commission in respect of the Notes will be 1.575 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.30 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are NOK988,080,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.

By: ....

Authorised signatory

Pricing Supplement

7 May 2010

European Bank for Reconstruction and Development
NOK 1,000,000,000 4.00% Notes due 11 May 2017
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This Pricing Supplement must be read in conjunction with the Base Prospectus. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement and the Base Prospectus. The Base Prospectus is available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Norwegian Krone ("**NOK**")
2	Nominal Amount:	NOK 1,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	11 May 2010
5	Issue Price:	100.683 per cent.
6	Maturity Date:	11 May 2017
7	Fungible with existing Notes:	No

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	NOK 10,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Citivic Nominees Limited

	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		11 May 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	4.00 per cent. per annum
	(b)	Fixed Interest Dates:	11 May in each year commencing 11 May 2011
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Oslo shall be the principal financial centre). London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's	No

option:

23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent.
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable
25		Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer	Not Applicable
31	Additional selling restrictions:	**Norway** J.P. Morgan Securities Ltd. has represented and agreed that it has not offered or sold and will not offer, sell or deliver any Notes directly or indirectly in the Kingdom of Norway by way of a public offering, unless in compliance with the Norwegian Securities Trading Act of 2007 and regulations thereunder.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	None
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	050643573
	ISIN Code:	XS0506435733
	CUSIP Number:	Not Applicable

35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	Not Applicable
38	Total Commissions:	1.875 per cent.

This Pricing Supplement comprises the pricing supplement required for issue admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 11 May 2010.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	London
(ii) Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 11 May 2010.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in the Section headed "Subscription and Sale" in the Base Prospectus, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer	The net proceeds of the issue of the Notes (which is expected to be NOK 988,080,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	NOK 988,080,000
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	3.887 per cent. per annum.
	As set out above, the yield is calculated at the

Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC
Mail Processing
Section
MAY 11 2010
Washington, DC
122

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
RUB 3,000,000,000 6.75% Notes due 12 May 2017
by the Bank
pursuant to its
EUR 20,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated May 10, 2010

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Russian Rouble ("RUB") 3,000,000,000 6.75% Notes due 12 May 2017 (the "Notes") of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 20,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated August 11, 2009 and a Registration Document dated August 11, 2009, as supplemented by a Securities Note dated May 10, 2010 (which includes a Pricing Supplement dated May 10, 2010) and a Summary Note dated May 10, 2010 (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated May 10, 2010 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated August 11, 2009, J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.525%	1.875%	98.650%
Total	RUB 3,015,750,000	RUB 56,250,000	RUB 2,959,500,000

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers incurred in connection with the filing of this report with the U.S. Securities and Exchange Commission and those related to the agent and paying agents for the Notes, as well as other expenses in connection with the issuance, authentication, packaging and delivery of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated August 11, 2009.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated August 11, 2009.*

(c)
- (i) The Programme Agreement dated August 11, 2009.*
- (ii) The Purchaser's Confirmation dated May 10, 2010.
- (iii) The Agency Agreement dated August 11, 2009.*

(d)
- (i) The Base Prospectus dated August 11, 2009.*
- (ii) The Registration Document dated August 11, 2009.*
- (iii) The Securities Note dated May 10, 2010.
- (iv) The Summary Note dated May 10, 2010.
- (v) The Pricing Supplement dated May 10, 2010.

---

* Previously filed with the Securities and Exchange Commission on November 25, 2009.

J.P.Morgan

10 May 2010

To: European Bank for Reconstruction and Development
Attention: Aziz Jurayev

Dear Sirs,

European Bank for Reconstruction and Development
RUB3,000,000,000 6.75 per cent. Notes due 12 May 2017 (the "Notes")
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

We confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.575 per cent. of the Issue Price (as defined in the Pricing Supplement) of the Notes and the management and underwriting fee will be 0.30 per cent. of the Issue Price (as defined in the Pricing Supplement) of the Notes. The net proceeds of the issue are RUB 2,959,500,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

J.P.Morgan

Upon issue the Notes should be credited to our account with Euroclear Bank S.A./N.V., account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.

By: ....
Authorised signatory

Securities Note



European Bank for Reconstruction and Development

RUB3,000,000,000 6.75 per cent. Notes due 12 May 2017 (the "Notes")

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and the summary note (the "Summary Note") dated 10 May 2010 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and the Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

Any person (an "Investor") intending to acquire or acquiring any securities from any person (an "Offeror") should be aware that, in the context of an offer to the public as defined in section 102B of the FSMA, the Issuer may be responsible to the Investor for the Prospectus under section 90 of the FSMA, only if the Issuer has authorised that Offeror to make the offer to the Investor. Each Investor should therefore enquire whether the Offeror is so authorised by the Issuer. If the Offeror is not authorised by the Issuer, the Investor should check with the Offeror whether anyone is responsible for the Prospectus for the purposes of section 90 of the FSMA in the context of the offer to the public, and, if so, who that person is. If the Investor is in any doubt about whether it can rely on the Prospectus and/or who is responsible for its contents it should take legal advice.

Certain information relating to the terms of an offer by an Offeror to an Investor may not be available at the time of publication of this Securities Note. The Investor must look to the Offeror at the time of such offer for the provision of such information and it is the responsibility of the Offeror to ensure that information relating to the offer that has been omitted from this Securities Note is provided to the Investor at the time such offer is made.

Dealer

J.P. Morgan Securities Ltd.

10 May 2010

A11983109

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

The previous paragraph should be read in conjunction with the third paragraph on the first page of this Securities Note.

An Investor intending to acquire or acquiring any Notes from an Offeror will do so, and offers and sales of the Notes to an Investor by an Offeror will be made, in accordance with any terms and other arrangements in place between such Offeror and such Investor including as to price, allocations and settlement arrangements. The Issuer will not be a party to any such arrangements with Investors (other than the Dealer (as defined below)) in connection with the offer or sale of the Notes and, accordingly, this Securities Note, the Registration Document and the Summary Note will not contain such information and an Investor must obtain such information from the Offeror. Subject as provided above, neither the Issuer nor any of its affiliates shall have any responsibility to an Investor in respect of such information.

Application will be made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or the Dealer (as defined herein). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealer expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Dealer does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes. Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Dealer that any recipient of the Prospectus or any other information supplied in connection with the Notes, should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealer to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealer to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), the Republic of France, Japan, Singapore, Russia, the Netherlands and in other jurisdictions.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "RUB" are to Russian Roubles, references to "£" are to pounds Sterling and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Arranger, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Base Prospectus (as defined below).

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

Investors should be aware of the risk of Settlement Disruption Events and the consequences thereof (also see "Risk Warning" and "Investor Suitability" below). Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity investments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development banks, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, as rated by both S&P and Moody's at 11 August 2008. It is therefore unlikely that a call will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to:-

- the imposition of restrictions that would affect the acquisition, the holding and/or transfer of RUB;
- exchange rate risk;
- settlement risk;
- price risk; and
- liquidity risk.

Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Economic instability in Russia

Since the dissolution of the Soviet Union, the Russian economy has experienced:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- widespread tax evasion;
- growth of "black" and "grey" market economies;
- high levels of corruption and the penetration of organised crime into the economy;
- pervasive capital flight;
- significant increases in unemployment and underemployment; and
- high poverty levels amongst the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its RUB-denominated securities, the Central Bank of Russia ("CBR") stopped its support of the RUB

and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the RUB and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the revocation of the banking licences of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

Concurrently with the implementation of political reforms, the Russian government has been attempting to carry out economic reforms and stabilise the economy. These policies have involved removing pricing restrictions, reducing defence expenditures and subsidies, privatising state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment. Of late, the pace of these economic reforms has slowed, and there appears to be a disagreement within the Russian government on how to proceed with further proposed reforms.

In addition, the economic situation in Russia has been adversely affected by weakening economic conditions and the turmoil in the global financial markets. In particular, Russia has experienced declining economic growth, increasing rates of unemployment as well as decreasing asset values, volatile interest rates and a volatile RUB rate. Moreover, fluctuations in international oil and gas prices, the consequences of uncertain monetary policy in Russia, budget deficit or other factors, could adversely affect Russia's economy and the value of the Notes as they will be denominated in RUB.

The ability of the Russian government and the CBR to limit the volatility of the RUB will depend on many political and economic factors. According to the CBR, inflation in Russia was 12.0% in 2003, 11.7% in 2004 and, according to the Russian Federal Service for State Statistics, 10.9% in 2005, 9.0% in 2006, 11.9% in 2007, 13.3% in 2008 and 8.8% in 2009. Any return to high and sustained inflation could lead to market instability and new financial crises, which could lead to, among other things, a fall of the RUB and/or an increase of RUB interest rates and, thus, adversely affect the value of the Notes.

Settlement Disruption Events and Calculation of the Exchange Rate

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event (as determined by the Calculation Agent). Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the methodology for determining the Exchange Rate for converting RUB into USD may result in the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that the Calculation Agent will be able to establish a meaningful Exchange Rate for converting RUB into USD rate in such a scenario. The determination of the Exchange Rate by the Calculation Agent may result in a rate of zero, and in this case the Final Redemption Amount and/or any Early Redemption Amount (as the case may be) of the Notes payable by the Issuer would also be zero.

Investors should also be aware that JPMorgan Chase Bank, N.A. may face conflicts of interest in relation to its role as Calculation Agent for the Notes in determining the occurrence of a

Settlement Disruption Event and in determining the Exchange Rate for converting RUB into USD upon such an event. JPMorgan Chase Bank, N.A. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however investors should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

Further, investors should be aware that the Maturity Date and/or the date fixed for early redemption (if any) pursuant to Condition 5(d) of the Notes (the "Early Redemption Date"), as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with debt instruments that are both denominated and settled in RUB

Offerings of debt instruments that are both denominated and settled in RUB, such as the Notes, are a recent phenomenon in the international capital markets. This, coupled with inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes. In particular:

– RUB became an eligible settlement currency of Clearstream, Luxembourg with effect from 15 January 2007 and of Euroclear with effect from 13 February 2007. Due to the lack of experience of the clearing systems with settling, clearing and trading debt instruments that are both denominated and settled in RUB, there can be no guarantee that such clearing, settlement and trading procedures will progress smoothly or in a way which is comparable to procedures carried out with respect to instruments denominated in more conventionally settled currencies, such as USD or euros.

– Russian law previously prohibited or otherwise severely restricted the transfer and holding of RUB offshore and their repatriation onshore. Although these restrictions have been lifted for non-residents (save for some restrictions which apply to the regime of residents' accounts held outside of Russia), there is still no specific tested framework under Russian law for transferring or holding RUB in offshore accounts. As with much recent Russian legislation, there is extremely limited or non-existent regulatory or court practice in interpreting these regulations. If restrictions or prohibitions were placed on the transfer and holding of RUB offshore or if such legislation was reinterpreted by the Russian regulators or courts to the effect that restrictions were still deemed to apply to the transfer and holding of RUB offshore, this would severely hinder Noteholders' ability to receive payments under the Notes or proceeds from the sale of the Notes.

– Payments under the Notes and proceeds from the sale of the Notes will be made in RUB. All payments of RUB to, from, or between RUB accounts located outside Russia will involve the use of onshore correspondent accounts within the Russian banking system. The Russian banking system is less developed than many of its Western counterparts and at present has little experience in dealing with payments relating to eurobonds or similar international debt instruments. Consequently there is a risk that payments under the Notes and proceeds from the sale of the Notes, which need to pass through the Russian banking system, will be subject to delays and disruptions which may not exist in more mature banking markets.

– In order for Noteholders to receive payments on the Notes and proceeds from the sale of the Notes from the clearing systems in RUB, they will need to hold a bank account denominated in RUB. The administrative difficulties associated with opening RUB accounts outside Russia are significant. Non-resident Noteholders may also encounter considerable procedural difficulties with opening RUB accounts onshore in Russia. There can therefore be no guarantee that Noteholders will be able to successfully open up a RUB bank account

either offshore or in Russia or transfer RUB payments made under the Notes out of the clearing systems.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it. None of the Issuer, the Dealer or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory and accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Dealer, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) should recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Dealer or any of their respective representatives makes any representation and has not given, nor will it give, any advice to potential investors concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall

include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Dealer or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below.

The level of the RUB/USD Rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the RUB/USD Rate and the possibility that a holder of the Notes will receive a lower amount of interest, repayment or other consideration than the holder expected. Depending on the Exchange Rate to be determined by the Calculation Agent upon a Settlement Disruption Event, such amount or amounts can even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the RUB/USD Rate is not necessarily indicative of future performance.

JP Morgan Chase Bank, N.A. may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes, including, without limitations, in relation to the role of the Calculation Agent in determining the occurrence of a Settlement Disruption Event and in determining the exchange rate for converting RUB into USD upon the occurrence of a Settlement Disruption Event. JPMorgan Chase Bank, N.A. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to the Noteholders under the Notes and that potential conflicts of interest could arise.

Risks relating to the Notes

No assurances can be made that any meaningful secondary market will develop in the Notes. The Dealer may, but is not obligated to, make a market in the Notes. The Dealer may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the RUB/USD Rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on any of the RUB or the USD, the trading value of the Notes may be adversely affected. Interest rates may also affect the economies of the Russian Federation or the United States, and, in turn, the exchange rates and therefore the value of the RUB/USD Rate.

If the Calculation Agent determines that a Settlement Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 AND 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2009 (the "Base Prospectus") relating to the €20,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

10 May 2010

European Bank for Reconstruction and Development
RUB3,000,000,000 6.75 per cent. Notes due 12 May 2017
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1.	Specified Currency:	Russian Rouble ("RUB").
2.	Nominal Amount:	RUB 3,000,000,000
3.	Type of Note:	Fixed Rate
4.	Issue Date:	12 May 2010
5.	Issue Price:	100.525 per cent. of the Nominal Amount of Notes.
6.	Maturity Date:	12 May 2017, subject to adjustment in accordance with the Following Business Day Convention, and the provisions of Annex A.
7.	Fungible with existing Notes:	No

FORM OF THE NOTES

8.	Form of Note:	Registered
9.	New Global Note:	No
10.	Specified Denomination(s):	RUB 50,000
11.	Exchange of Bearer Notes:	Not applicable.
12.	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable

	(b)	Date(s) on which the Talons mature:	Not Applicable
13.	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14.	Partly Paid Notes	No

PROVISIONS RELATING TO INTEREST

15.	Interest Commencement Date:	12 May 2010
16.	Fixed Rate Notes:	
	Fixed Rate(s) of Interest:	6.75 per cent. per annum. For the avoidance of doubt, RUB 3,375 will be payable per Specified Denomination (the "Fixed Interest Amount"), subject to the provisions set out in Annex A hereto.
	Fixed Interest Date(s):	12 May in each year commencing 12 May 2011 subject to adjustment in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	Initial Broken Amount per Specified Denomination:	Not Applicable
	Final Broken Amount per Specified Denomination:	Not Applicable
	Fixed Day Count Fraction:	For the purpose of calculating Interest Amounts for any short periods, Actual/Actual - ICMA
	Business Day Convention:	Following Business Day Convention
	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies. (For the avoidance of doubt, Moscow shall be the business centre and London and New York City shall be additional business centres).
	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17.	Zero Coupon Notes:	Not Applicable

18.	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24.	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies.
25.	Dual Currency Notes:	Not Applicable
26.	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27.	Redemption at Issuer's option:	Not Applicable
	Redemption at Noteholder's option:	Not Applicable
28.	Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Nominal Amount payable in RUB, subject to the provisions set out in Annex A hereto.
	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29.	Instalment Note:	Not Applicable
30.	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in Annex A hereto, with RUB 0.005 being rounded up to RUB 0.01.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31.	Method of distribution:	Non-syndicated
32.	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall, London, EC2Y 5AJ, United Kingdom.
33.	Date of Syndication Agreement:	None
34.	Stabilising Manager(s)	None
35.	Non-exempt Offer:	Not Applicable
36.	Additional selling restrictions:	**Russia** The Dealer has represented and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident,

		incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.
37.	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
38.	Intended to be held in a manner which would allow Eurosystem eligibility:	No
39.	Common Code:	050622487
	ISIN Code:	XS0506224871
40.	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.
41.	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
42.	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
	(i) Investment considerations:	Russian Rouble Exchange Risk The Notes are denominated in Russian Rouble. Currency exchange rates may be volatile and, in certain circumstances, may affect the return to the holder of the Notes. The Government of the Russian Federation can from time to time intervene in the

		foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amount payable at maturity. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Russian Federation or elsewhere could lead to significant and sudden changes in the exchange rate between the Russian Rouble and the U.S. Dollar. Notes are Not Liquid Instruments The Notes are not actively traded in any financial market and there may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes and such obligations.
43.	Total Commissions:	1.875 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 12 May 2010 or as soon as practicable thereafter).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that; so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....
Authorised signatory

....

CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	London
(ii)	Admission to trading:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 12 May 2010 or as soon as practicable thereafter.

2 RATINGS

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be RUB 2,959,500,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	RUB 2,959,500,000.
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	6.654 per cent. per annum
	As set out above, the yield is calculated at the Issue

Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the RUB/USD FX Rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD FX Rate. Information in respect of the RUB/USD FX Rate can also be found on Bloomberg.

Annex A
Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto.

If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Specified Denomination which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

[Relevant RUB Amount ÷ Exchange Rate]

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, Maturity Date or, as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of this Annex A.

For the purposes of these provisions:

"**Business Day**" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow;

"**Calculation Agent**" means JPMorgan Chase Bank, N.A., in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9th February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A., as

Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Determination Period**" means (i) in relation to any Fixed Interest Date, the period which falls between five and three Business Days (inclusive) preceding any relevant Fixed Interest Date, as adjusted in accordance with the Following Business Day Convention; (ii) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (iii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"**Exchange Rate**" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, the Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Reference Dealers**" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Relevant RUB Amount**" means the RUB amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"**Settlement Disruption Event**" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(a) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of the Russian Federation which (i) require non-residents of the Russian Federation to obtain permission from such Central Banking Authority or other authority to obtain RUB, or (ii) otherwise restrict a non-resident's ability to obtain RUB or (iii) otherwise regulate the purchase or holding of RUB such that costs are imposed in obtaining RUB which would not be imposed in the absence of such regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from the Russian Federation to recipients resident in another country; and



(b) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of RUB as a settlement currency.

Annex B
Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

Period	High	Low
01/01/2001-31/12/2001	30.5050	28.1600
01/01/2002-31/12/2002	31.9550	30.4650
01/01/2003-31/12/2003	31.9550	29.2390
01/01/2004-31/12/2004	29.2755	27.7200
01/01/2005-31/12/2005	28.9814	27.4487
01/01/2006-31/12/2006	28.7414	26.1735
01/01/2007-31/12/2007	26.6019	24.2875
01/01/2008-31/12/2008	29.5807	23.1577
01/01/2009-31/12/2009	36.3701	28.6880
01/01/2010-30/04/2010	30.4861	28.9194

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

NEITHER THE DEALER NOR THE ISSUER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

POST-ISSUANCE INFORMATION

The Issuer does not intend to provide any post-issuance information.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be RUB 2,959,500,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies Inc. ("S&P"), since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

PRINCIPAL OFFICE OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom

Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Dealer

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

RUB3,000,000,000 6.75 per cent. Notes due 12 May 2017 (the "Notes")

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its RUB3,000,000,000 6.75 per cent. Notes due 12 May 2017 (the "Notes"), issued pursuant to the Issuer's €20,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2009 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 10 May 2010 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Dealer

J.P. Morgan

10 May 2010

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectus of the Issuer dated 11 August 2009 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.
Arranger for the Programme	Merrill Lynch International
Dealer	J.P. Morgan Securities Ltd.
Agent	Citibank, N.A.
Currency	Russian Rouble ("RUB") and United States dollars ("USD")
Maturity	12 May 2017
Issue Price	100.525 per cent.
Fungible with existing Notes	No
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	6.75 per cent. Notes
Interest Payment Date(s) or Interest Period(s)	12 May in each year commencing 12 May 2011

Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Settlement Disruption Events.
Denominations of Notes.......................	RUB50,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.
Rating	The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.
	A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Listing	Application will be made for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc or as soon as practicable after the issue date.
Governing Law....................................	English.
Selling Restrictions	There are restrictions on the sale of Notes in the United States, the United Kingdom, European Economic Area, Japan, the Republic of France, Singapore, the Netherlands, Russia and other jurisdictions (and other restrictions) that may be applicable to a particular issue of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital	The Issuer has an authorised share capital totalling €20 billion, of which €5 billion is paid in and €15 billion is callable.
Business	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors...	Kurt Bayer, Stefania Bazzoni, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Ib Katznelson, Jari Koskinen, Elena Kotova, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Simon Ray, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Jan Willem van den Wall Bake are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be RUB 2,959,500,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in exotic currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Past performance of the RUB/USD rate is not necessarily indicative of future performance.

If the volatility, or anticipated volatility, of the RUB/USD rate increases or decreases, the trading value of the Notes may be adversely affected.

We expect that changes in interest rates will affect the trading value of the Notes.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €20 billion of authorised share capital, €5 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with over 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2009. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk, settlement risk and liquidity risk.

The Notes are subject to Settlement Disruption Events in the Russian Federation whereby non-residents of the Russian Federation may be subject to regulations restricting their ability to, among others, obtain, purchase, hold or transfer RUB. The Russian Federation has a long history of maintaining currency restrictions, and notwithstanding recent measures to liberalise the currency regime, investors face the risk that restrictions may be imposed during the term of the Notes that would constitute a Settlement Disruption Event. Such an event may result in a delay of payments due from the Issuer under the Notes and in such payments having to be converted and paid in USD rather than RUB.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated. It is not certain that a meaningful Exchange Rate for converting RUB into USD rate can be established in such a scenario, and the payments received by an investor can be far lower than expected, and even zero.

JPMorgan Chase Bank, N.A. may face conflicts of interest in relation to its role as Calculation Agent for the Notes (the "Calculation Agent").

Offerings of debt instruments denominated and settled in RUB are a recent phenomenon in the international capital markets. This, coupled with the inexperience of the clearing systems and the Russian and international banking systems in dealing with RUB payments and RUB accounts, could lead to unforeseen difficulties, which may have an adverse effect on the liquidity, marketability or trading price of the Notes.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors.

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Dealer nor the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
21st Floor
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Belgium

LEGAL ADVISERS

To the Dealer

As to English law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

10 May 2010

European Bank for Reconstruction and Development
RUB3,000,000,000 6.75 per cent. Notes due 12 May 2017
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This Pricing Supplement constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus, the Registration Document, the Securities Note and the Summary Note. The Base Prospectus, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from the Issuer at One Exchange Square, London EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1.	Specified Currency:	Russian Rouble ("RUB").
2.	Nominal Amount:	RUB 3,000,000,000
3.	Type of Note:	Fixed Rate
4.	Issue Date:	12 May 2010
5.	Issue Price:	100.525 per cent. of the Nominal Amount of Notes.
6.	Maturity Date:	12 May 2017, subject to adjustment in accordance with the Following Business Day Convention, and the provisions of Annex A.
7.	Fungible with existing Notes:	No

FORM OF THE NOTES

8.	Form of Note:	Registered
9.	New Global Note:	No
10.	Specified Denomination(s):	RUB 50,000
11.	Exchange of Bearer Notes:	Not applicable.
12.	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable

	(b)	Date(s) on which the Talons mature:	Not Applicable
13.	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus

PROVISIONS RELATING TO INITIAL PAYMENT

14.	Partly Paid Notes	No

PROVISIONS RELATING TO INTEREST

15.	Interest Commencement Date:	12 May 2010
16.	Fixed Rate Notes:	
	Fixed Rate(s) of Interest:	6.75 per cent. per annum. For the avoidance of doubt, RUB 3,375 will be payable per Specified Denomination (the "Fixed Interest Amount"), subject to the provisions set out in Annex A hereto.
	Fixed Interest Date(s):	12 May in each year commencing 12 May 2011 subject to adjustment in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto)
	Initial Broken Amount per Specified Denomination:	Not Applicable
	Final Broken Amount per Specified Denomination:	Not Applicable
	Fixed Day Count Fraction:	For the purpose of calculating Interest Amounts for any short periods, Actual/Actual - ICMA
	Business Day Convention:	Following Business Day Convention
	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies. (For the avoidance of doubt, Moscow shall be the business centre and London and New York City shall be additional business centres).
	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17.	Zero Coupon Notes:	Not Applicable

18.	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

24.	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies.
25.	Dual Currency Notes:	Not Applicable
26.	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

27.	Redemption at Issuer's option:	Not Applicable
	Redemption at Noteholder's option:	Not Applicable
28.	Final Redemption Amount for each Note (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Nominal Amount payable in RUB, subject to the provisions set out in Annex A hereto.
	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
29.	Instalment Note:	Not Applicable
30.	Early Redemption Amount for each Note payable on an event of default:	Condition 5(d) applies, subject to the provisions set out in Annex A hereto, with RUB 0.005 being rounded up to RUB 0.01.

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

31.	Method of distribution:	Non-syndicated
32.	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall, London, EC2Y 5AJ, United Kingdom.
33.	Date of Syndication Agreement:	None
34.	Stabilising Manager(s)	None
35.	Non-exempt Offer:	Not Applicable
36.	Additional selling restrictions:	**Russia** The Dealer has represented and agreed that it has not offered, sold or otherwise transferred and will not offer, sell or otherwise transfer the Notes as part of its initial distribution or at any time thereafter to or for the benefit of any person (including legal entities) resident,

		incorporated, established or having their usual residence in the Russian Federation or to any person located within the territory of the Russian Federation, unless to the extent otherwise permitted by Russian laws or regulations.
37.	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
38.	Intended to be held in a manner which would allow Eurosystem eligibility:	No
39.	Common Code:	050622487
	ISIN Code:	XS0506224871
40.	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market.
41.	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
42.	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
	(i) Investment considerations:	Russian Rouble Exchange Risk The Notes are denominated in Russian Rouble. Currency exchange rates may be volatile and, in certain circumstances, may affect the return to the holder of the Notes. The Government of the Russian Federation can from time to time intervene in the

foreign exchange market. These interventions or other governmental actions could adversely affect the value of the Notes in U.S. Dollars, as well as the actual yield (in U.S. Dollar terms) on the Notes and the amount payable at maturity. Even in the absence of governmental action directly affecting currency exchange rates, political or economic developments in the Russian Federation or elsewhere could lead to significant and sudden changes in the exchange rate between the Russian Rouble and the U.S. Dollar.

Notes are Not Liquid Instruments

The Notes are not actively traded in any financial market and there may exist at times only limited markets for the Notes resulting in low or non-existent volumes of trading in the Notes and such obligations, and therefore a lack of liquidity and price volatility of the Notes and such obligations.

43. Total Commissions: 1.875 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 20,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development (as from 12 May 2010 or as soon as practicable thereafter).

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that; so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: .... A.J.

Duly Authorised Officer

....

CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1 **LISTING**

(i)	Listing:	London
(ii)	Admission to trading:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 12 May 2010 or as soon as practicable thereafter.

2 **RATINGS**

The Issuer and/or its debt obligations have been assigned a AAA credit rating from Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies, Inc. ("S&P") since 1991, a Aaa credit rating from Moody's Investors Service Limited ("Moody's") since 1992 and a AAA credit rating from Fitch Ratings Limited ("Fitch") since 2002. As defined by S&P, a "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, a "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, a "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 **NOTIFICATION**

Not Applicable

4 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be RUB 2,959,500,000) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii)	Estimated net proceeds:	RUB 2,959,500,000.
(iii)	Estimated total expenses:	£10,000

6 **YIELD**

Indication of yield:	6.654 per cent. per annum

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the RUB/USD FX Rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the RUB/USD FX Rate. Information in respect of the RUB/USD FX Rate can also be found on Bloomberg.

Annex A
Settlement Disruption Event and Fallback Provisions

All payments in respect of the Notes will be made in RUB, subject to the occurrence of a Settlement Disruption Event (as defined below) and will in all cases be subject to any fiscal or other laws applicable thereto.

If the Calculation Agent (as defined below) determines (in its sole discretion acting in good faith and in a commercially reasonable manner) that a Settlement Disruption Event has occurred or is subsisting during the Determination Period (as defined below):

A. The Calculation Agent shall notify the Issuer and the Agent of its determination as soon as practicable after making such determination (but in no event later than 8.00 a.m. London time one (1) Business Day after the last day of the Determination Period) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes), and

B. Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling two Business Days after the day on which the Issuer is notified by the Calculation Agent that a Settlement Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below) or the Postponed Early Redemption Date (as defined below), as the case may be.

If a Settlement Disruption Event no longer subsists, the Calculation Agent shall notify the Issuer and the Agent thereof as soon as practicable on or after the Business Day on which the Settlement Disruption Event no longer subsists (but in no event later than one (1) Business Day thereafter) whereupon the Agent shall as soon as practicable thereafter (but in no event later than one (1) Business Day after receipt of the aforementioned notice from the Calculation Agent) notify the Noteholders thereof (in accordance with Condition 13 of the Notes).

If any amount is to be paid on the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be), regardless of whether a Settlement Disruption Event is still subsisting at such time, payment shall be made in United States Dollars ("USD") and shall be calculated by the Calculation Agent (and promptly notified to the Agent and the Issuer (but in no event later than two Business Days before the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as the case may be)) in an amount per Specified Denomination which shall be produced by the following provisions, such amount to be rounded to the nearest whole cent (with 0.5 cent being rounded upwards):

[Relevant RUB Amount ÷ Exchange Rate]

For the avoidance of doubt, no additional amounts shall be payable by the Issuer in respect of any delay in payment beyond the originally scheduled Fixed Interest Date, Maturity Date or, as the case may be, Early Redemption Date (in each case, as adjusted, if appropriate, in accordance with the Following Business Day Convention) to the Postponed Fixed Interest Date, Postponed Maturity Date or Postponed Early Redemption Date (as appropriate) because of the operation of the provisions of this Annex A.

For the purposes of these provisions:

"Business Day" means any day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in London, New York City and Moscow;

"Calculation Agent" means JPMorgan Chase Bank, N.A., in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent

dated 9th February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A., as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"Determination Period" means (i) in relation to any Fixed Interest Date, the period which falls between five and three Business Days (inclusive) preceding any relevant Fixed Interest Date, as adjusted in accordance with the Following Business Day Convention; (ii) in relation to the Maturity Date, the period which falls between five and three Business Days (inclusive) preceding the Maturity Date, as adjusted in accordance with the Following Business Day Convention; and (iii) in relation to any Early Redemption Date, as adjusted in accordance with the Following Business Day Convention, the period which falls between five and three Business Days (inclusive) preceding any Early Redemption Date, as the case may be;

"Exchange Rate" means the average of such firm quotes (expressed in RUB per 1 USD) as the Calculation Agent is able to obtain from the Reference Dealers at or about 11.00 a.m. London Time for the sale of RUB and the purchase of USD, on the day falling two Business Days prior to the Postponed Fixed Interest Date, the Postponed Early Redemption Date (if any) or the Postponed Maturity Date (as the case may be). The highest and lowest of such quotes will be disregarded and the arithmetic mean of the remaining quotations shall be the Exchange Rate, provided, however, that if fewer than four (but at least two) Reference Dealers provide such a firm quote then the average of the quotes actually obtained shall apply. If only one Reference Dealer provides a firm quote then such quote shall apply, and if no Reference Dealer provides such a firm quote, then the Calculation Agent, acting in good faith and in a commercially reasonable manner, shall establish the Exchange Rate in its sole discretion, which may result in an exchange rate of zero;

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Reference Dealers" means five leading dealers, banks or banking corporations, which deal in the RUB/USD exchange market, selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"Relevant RUB Amount" means the RUB amount per Specified Denomination which would have been payable on the relevant date if the Settlement Disruption Event had not occurred; and

"Settlement Disruption Event" means each of the following events, as determined by the Calculation Agent in its sole discretion acting in good faith and in a commercially reasonable manner:

(a) the imposition of laws or regulations by the Central Banking Authority or other legislative, governmental or regulatory authority of the Russian Federation which (i) require non-residents of the Russian Federation to obtain permission from such Central Banking Authority or other authority to obtain RUB, or (ii) otherwise restrict a non-resident's ability to obtain RUB or (iii) otherwise regulate the purchase or holding of RUB such that costs are imposed in obtaining RUB which would not be imposed in the absence of such

regulations, or (iv) has the direct or indirect effect of hindering, limiting or restricting the transfer of RUB from the Russian Federation to recipients resident in another country; and

(b) Euroclear and/or Clearstream, Luxembourg suspend or cease acceptance of RUB as a settlement currency.

Annex B
Historical Data

The following table summarises certain historical information regarding the RUB/USD FX Rate since 1 January 2001.

Period	High	Low
01/01/2001-31/12/2001	30.5050	28.1600
01/01/2002-31/12/2002	31.9550	30.4650
01/01/2003-31/12/2003	31.9550	29.2390
01/01/2004-31/12/2004	29.2755	27.7200
01/01/2005-31/12/2005	28.9814	27.4487
01/01/2006-31/12/2006	28.7414	26.1735
01/01/2007-31/12/2007	26.6019	24.2875
01/01/2008-31/12/2008	29.5807	23.1577
01/01/2009-31/12/2009	36.3701	28.6880
01/01/2010-30/04/2010	30.4861	28.9194

Source: Bloomberg Closing Prices

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

NEITHER THE DEALER NOR THE ISSUER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

POST-ISSUANCE INFORMATION

The Issuer does not intend to provide any post-issuance information.